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                                                                EXHIBIT 99(a)(5)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the securities.

              NOTICE OF TERMINATION OF OFFER TO PURCHASE FOR CASH
UP TO 2,500,000 UNITS OF AETNA REAL ESTATE ASSOCIATES, L.P. (THE "PARTNERSHIP")
          BY OAK INVESTORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY
                               (THE "PURCHASER")

The August 11, 1998 offer to purchase for cash up to 2,500,000 Units held by the Unitholders of the Partnership at $12.50 per Unit has been terminated.
No Units were tendered, and no Units will be purchased pursuant to the August 11, 1998 offer.

                                  September 1, 1998